Exhibit 99.1

Neptune Appoints Scott Antony as Senior Vice President of U.S. Retail Sales

Antony to Lead Neptune's Brand Retail Strategy, Leveraging More Than 30 Year Track Record at Unilever of Award-Winning Sales and Business Development

LAVAL, QC, March 2, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today the appointment of Scott Antony as Senior Vice President of U.S. Retail Sales.

With a more than 30 year track record of award-winning sales and business development, Mr. Antony will lead Neptune's brand retail strategy to expand retail distribution and increase sales of the Company's consumer-facing Forest Remedies™ and Ocean Remedies™ brands, as well as future Neptune consumer brands.

Mr. Antony joins Neptune from Unilever North America where he has held a variety of senior leadership positions since joining the company in 1986. Throughout his career at Unilever, Mr. Antony led the company's most profitable businesses, consistently outperforming competitors, surpassing targets, and achieving multi-million-dollar gains while attaining significant market growth.

Most recently, Mr. Antony served as VP of Sales for Unilever's Target Division, where he developed and managed the company's Target relationship, one of Unilever's largest and most strategic customers in North America. In this role, Mr. Antony led a complete business turnaround doubling Unilever's sales with Target while achieving continuous market share growth. Prior, Mr. Antony led Unilever's Safeway Division, where he established a sales team from the ground up and supervised, trained, and mentored a team of 25 top performers responsible for sales, supply chain, shopper marketing, business development, category management, digital and e-commerce, category insights and customer service. At Unilever, Mr. Antony also held the positions of Director of Sales Strategy & Operations, Director of Business Development and Director of Sales Strategy & Integration.

"Scott is an ideal fit for Neptune as we continue to progress in our vision to become a leading player in CPG health and wellness products focused on personal care and home care, including but not limited to hemp derived products for household cleaning," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions. "I worked closely with Scott while at Unilever and can attest to his demonstrated success in forging strategic and lucrative customer relationships, managing multi-million-dollar P&Ls, executing M&A transactions, and driving business growth. We look forward to leveraging his expertise and relationships as we develop consumer brands that build on our decades of experience in the natural products sector."

 "I am delighted to join Neptune and team back up with Michael to drive retail expansion and growth of the Forest Remedies and Ocean Remedies brands," said Antony. "Retailers are increasingly looking for innovative and sustainable products to drive traffic and Neptune is well positioned to meet their needs and grow its portfolio of CPG health and wellness products with a purpose."

While at Unilever, Mr. Antony received multiple awards for his contribution to the company's growth, including Division Vendor of the Year (3 years in a row), Best in Class Shopper Team, Category Management Team of the Year, Collaboration Award, and he was the 1st ever recipient of Enterprise Strategic Partner Award.

Mr. Antony holds a BA in Marketing & Sales from the University of Wisconsin – Milwaukee.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 02-MAR-20